EXHIBIT 12.1

INDEVUS PHARMACEUTICALS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

($000’s)

	Fiscal Years Ended September 30,							Nine Months Ended June 30,
	1998	1999	2000		2001		2002	2002	2003
Income (loss) from continuing operations	$(50,485)	$(38,578)	$19,956		$8,509		$(17,586)	$(6,015)	$(12,050)

Add:

Portion of rents representative of the interest factor	763	658	246		239		270	117	137
Interest expense	173	137	4
Equity in net loss of unconsolidated subsidiary	4,040

Subtract:

Equity in net income of unconsolidated subsidiary		(250)	(175)

As adjusted income (loss)	$(45,509)	$(38,033)	$20,031		$8,748		$(17,316)	$(5,898)	$(11,913)

Fixed charges:
Portion of rents representative of the interest factor	$763	$658	$246		$239		$270	$117	$137
Interest expense	173	137	4
Dividends on preferred stock	35	35	35		35		35	26	26

Total fixed charges	$971	$830	$285		$274		$305	$143	$163

Ratio of earnings to fixed charges	—	—	70.3	x	31.9	x	—	—	—

Excess of losses over fixed charges	$(46,480)	$(38,863)	$—		$—		$(17,621)	$(6,041)	$(12,076)